Exhibit 99.1

Namib Minerals Provides Business Update

How Mine Expansion to 55,000 Tonnes Per Month Targeting H2 2026 Operational Date

Enabling Works Commenced at Redwing; 8-Month Dewatering Program to Begin

Company Outlines $300-400 Million Capital Plan with Non-Dilutive Funding Strategy

Management to Host Business Update Conference Call at 8:00 a.m. Eastern Time

NEW YORK, – November 24, 2025 – Namib Minerals (“Namib Minerals” or “the Company”), (Nasdaq: NAMM), an established African gold producer with a portfolio of mining and exploration assets in Zimbabwe today provided a business update on its strategic growth initiatives.

“As a publicly traded company, we are committed to transparent communication as we advance our growth strategy,” said Ibrahima Sory Tall, Chief Executive Officer of Namib Minerals. “We are focused on building Namib Minerals into a multi-asset, mid-tier producer through operational optimization at How Mine and the disciplined restart of our Mazowe and Redwing mines. Our engagement of WSP for comprehensive feasibility studies, combined with the commencement of enabling works at Redwing and capacity expansion initiatives at How Mine, demonstrates tangible progress toward our vision. We look forward to updating the investment community on our strategic roadmap and near-term milestones.”

Strategic Growth Update

Since listing on the Nasdaq Stock Exchange in June 2025, Namib Minerals has executed on its strategy to transform from a single-mine operator into a multi-asset gold producer. The Company is advancing a three-pillar growth strategy: operational excellence at How Mine, strategic restarts of Mazowe and Redwing mines, and portfolio diversification through critical minerals exploration.

How Mine Capacity Expansion

As part of its commitment to operational improvement at How Mine, the Company is advancing plans to expand ore milling capacity from 40,500 tonnes per month in 2024 to 55,000 tonnes per month, representing an approximately 36% increase in throughput capacity. The Company is currently working on the procurement of the required equipment and expects this expansion to be operational during the second half of 2026. This capacity expansion will enable the Company to process higher ore volumes and offset the reduction in grade experienced to date in 2025.

Restart Enabling Works

At Redwing, the Company has commenced enabling works. Dewatering is scheduled to commence during the feasibility study phase and is expected to take approximately eight months to reach the targeted mining levels. Dewatering is a critical first step in the restart sequence, allowing the Company to assess underground conditions, refurbish infrastructure, and prepare for a phased production ramp-up. Concurrently, surface-infrastructure and power-supply upgrades will be planned to align with the restart timeline.

At Mazowe, the Company is advancing surface infrastructure work, including power, water, and tailings management systems, alongside detailed engineering studies to optimize the restart sequence and capital efficiency.

WSP Feasibility Studies

Supporting this disciplined approach, the Company has engaged WSP to conduct comprehensive feasibility studies for both Redwing and Mazowe. As announced on November 10, 2025, WSP has been appointed to execute S-K 1300 compliant feasibility studies for both mines simultaneously. Both mines are currently under care and maintenance and require completion of dewatering and resource drilling before redevelopment can commence. The program is expected to be completed over 12 to 18 months and will provide the technical foundation for reserve conversion, permitting, and financing discussions.

Long-Term Strategic Objective

The Company’s vision is to build Namib Minerals into a multi-asset, mid-tier gold producer, working toward a strategic goal of ultimately producing 300,000 ounces per year. This represents a long-term corporate objective, not production guidance or a forecast, and is not based on a Preliminary Economic Assessment, Pre-Feasibility Study, or Feasibility Study. Achievement of this objective is contingent upon execution of the Company’s long-term strategy, including the successful execution of restart programs and expansion of mines and other exploration and development goals.

Preliminary Capital Requirements

The Company’s preliminary estimate is that the total funding requirement for the expansion program is expected to fall within a range of $300 million to $400 million, with the majority allocated to Redwing Mine. The Company is pursuing a balanced funding mix including structured solutions that minimize dilution and prioritize project debt, strategic partnerships, and internally-generated cash flows to minimize shareholder dilution while supporting growth initiatives. The Company is in dialogue with multiple capital providers to support its growth plans. The Company’s estimated funding requirement amount is preliminary and subject to completion of feasibility studies, final engineering outcomes, market conditions, and equipment costs and other risks and uncertainties, many of which are beyond the Company’s control.

Conference Call Information

Interested investors and other parties can listen to a webcast of the live conference call by logging onto the Investor Relations section of the Company’s website at https://namibminerals.gcs-web.com/. An archived replay of the webcast will be available on the Company’s website shortly after the event concludes.

Participants may also access the call by dialing (877) 407-9039 for domestic callers or (201) 689-8470 for international callers.

Namib Minerals management will incorporate responses to a selection of shareholders’ frequently asked questions during the webcast. Shareholders are invited to submit questions via the investor relations email address: IR@namibminerals.com. Please include the hashtag #askNamib in the subject line.

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Namib Minerals is a significant player in Africa’s mining industry, driving sustainable growth and innovation across the sector. Currently Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe. For additional information, please visit namibminerals.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this update are forward-looking statements. Any statements that refer to estimates or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, our management teams’ expectations of funding frameworks and anticipated timelines and costs of the restart of the Mazowe and Redwing Mines, and related assumptions. The forward-looking statements are based on our current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks and uncertainties which include, but are not limited to, (i) market risks, including the price of gold and equipment; (ii) the risk that the Company may not be able to successfully develop its assets as planned, including expanding the How mine and restarting and expanding the Redwing and Mazowe Mines; (iii) the risk that Namib Minerals will be unable to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (vi) political and social risks of operating in Zimbabwe and the DRC. The foregoing list is not exhaustive. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the filings we make with Securities and Exchange Commission (the “SEC”). We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contacts:

Namib Minerals:
Ibrahima Sory Tall

CEO & Director

Investor Relations:
IR@namibminerals.com

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